

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Kelly Roman
Chief Executive Officer
Fisher Wallace Laboratories, Inc.
630 Flushing Avenue, Box 84
Brooklyn, NY11206

> **Re: Fisher Wallace Laboratories, Inc.**
> **Post-Qualification Amendment No. 1 on Form 1-A**
> **Filed March 29, 2023**
> **File No. 024-12134**

Dear Kelly Roman:

     We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 on Form 1-A filed March 29, 2023

Cover Page

1. Please revise the cover page to provide a price per security, including the value of non-cash consideration for the bonus shares. Refer to Securities Act Rule 251(a)(1). Additionally, please ensure that your disclosure describes the differentiated pricing or terms in the summary section.

2. Please revise your cover page to disclose that you have a dual class structure.

Plan of Distribution
Investor Perks and Additional Bonus Shares, page 18

3. Please fill in the blank in this section to clarify who may receive bonus shares.

General

4. Please revise to provide a balance sheet as of the two most recently completed fiscal year end. Refer to Form 1-A, Part F/S(b)(3)(A).

5. We note the addition of the StartEngine OWNers program in this post-qualification amendment. Please clarify the total number of shares of common stock you are offering. In this regard, we note that your cover pages discloses up to 937,207 shares of Class B common stock, plus up to 281,162 Bonus Shares. Your plan of distribution; however, now states that "certain investors in this offering are entitled to 10% Bonus Shares of the company's Common Stock (effectively a discount on the price paid per share)."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Lauren Nguyen at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey S. Marks